Global X Funds

605 Third Avenue, 43rd Floor
New York, NY 10158

September 13, 2024

VIA EDGAR

Ms. Melissa McDonough
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Re: Global X Funds
File No. 811-22209

Dear Ms. McDonough:

This letter responds to telephonic comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff”) on the Global X Funds’ (the “Registrant”) Form N-CSR for the fiscal year ended November 30, 2022 (accession No. 0001140361-23-038571) related to the Registrant’s series, the Global X Thematic Growth ETF (the “Fund”). We have restated the Staff’s comment as we understand it below, with the Registrant’s response immediately following.

Comment: Please supplementally discuss whether the Registrant performed an analysis of the change in presentation in the financial highlights in accordance with GAAP in order to determine the presentation was appropriate.

Response: The Registrant supplementally confirms that it performed an analysis of the changed presentation and determined the presentation was appropriate.

Please do not hesitate to contact me at (646) 716-3239 if you have any further questions.
Respectfully submitted,

/s/ Jasmin Ali
Jasmin Ali, Esq.

cc: Eric S. Purple, Esq., Stradley Ronon Stevens & Young, LLP